January 13, 2006

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: David R. Humphrey, Branch Chief

RE:	Coach Industries Group, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

Commission File Number 000-19471

Dear Mr. Humphrey:

We hereby transmit by EDGAR pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission’s letter, dated October 24, 2005, in connection with the Commission’s review of the Company’s Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarterly period ended March 31, 2005 (the “Annual Report” and “Quarterly Report,” respectively). For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

Item 6. Management’s Discussion and Analysis, page 13

1. Refer to our previous comment 2. We note from your responses to our previous comments 2 and 5 that the common stock issued in exchange for accrued wages and guarantees, respectively, had certain restrictions and therefore was discounted 15% on issuance from the market value of unrestricted common stock. Supplementally explain to us how you determined that 15% was an appropriate discount rate. Also, please revise your disclosure here and throughout your filing to indicate that the stock issued at a 15% is restricted common stock. This disclosure should include a discussion of the types of restrictions placed on the stock causing a decrease in value. Please include a draft of your intended disclosure with your response.

Response: Based on offers made by third party investors to the Company to purchase restricted common stock in private transactions, the Company concluded that the difference between (A) the (discounted) prices paid for restricted common stock with registration rights and (B) the market price for freely tradable common stock, without such restrictions, was more than 15%. A copy of the proposed term sheet is attached hereto as Schedule A. In addition, the officers were not granted any registration rights with respect to the restricted stock issued in lieu of wages or for guarantees, compared to the restricted common stock that would have been issued to potential investors, which further reduces the value of the restricted stock issued to certain officers.

David R. Humphrey

Securities and Exchange Commission

January 13, 2006

The Company will revise its disclosure to state substantially the following:

“In an effort to better utilize corporate resources, a significant portion of these accrued and unpaid wages are anticipated to be converted into restricted common stock at the discretion of the Executive, based on a fixed conversion price of $0.92, which represents a 15% discount to the closing bid price of the Company’s common stock. The restricted common stock is not be registered under the Securities Act of 1933, nor were the holders afforded any registration rights.”

Note 11 – Income Taxes, page F-23

2. Refer to our previous comment 6. Please include a draft of your intended revised disclosure for our review.

Response: The Company will revise its disclosure to state substantially the following:

2. Summary of Significant Accounting Policies

Income Taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. A deferred tax asset valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized. It is more likely that the deferred tax asset will not be recognized. The deferred tax asset as of December 31, 2003 was restated as part of a reverse merger and presented as a $0 balance.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

NOTE 11 - INCOME TAXES

The benefit for income taxes from continued operations for the years ended December 31, 2004 and 2003 consist of the following:

	December 31,
	2004	2003
Current:
Federal	$—	$—
State	—	—

	—	—
Tax (benefit) from the change in valuation allowance	(2,387,654)	(674,714)

Benefit from operating loss carryforward	2,387,654	674,714

Provision (benefit) for income taxes, net	$—	$—

David R. Humphrey

Securities and Exchange Commission

January 13, 2006

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

	December 31,
	2004	2003
Statutory federal income tax rate	(35.0)%	(35.0)%
Decrease in valuation allowance	(—)%	(—)%
State income taxes and other	(3.74)%	(3.70)%

Effective tax rate	(38.74)%	(38.70)%

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

	December 31,
	2004	2003
Deferred tax assets
Current	$—	$—
Non-current
Federal	2,175,886	610,152
State	249,768	99,327

	2,387,654	674,714

Less valuation allowance	(2,387,654)	(674,714)

Net deferred income tax asset	$—	$—

The Company’s actual provision for income taxes differ from the Federal expected income tax provision as follows:

	2004		2003
Income tax provision at expected federal income tax rate of 35%	$2,156,886	35.00%	$610,152	35.00%
Increase (decrease) resulting from:
Goodwill	(19,000)	—	—	—
Provision (benefit) for state taxes, net of federal benefit	249,768	3.74	99,327	3.70

Benefit for income taxes	$2,387,654	38.74%	$674,714	38.70%

David R. Humphrey

Securities and Exchange Commission

January 13, 2006

The Company has a valuation allowance of $3.1 million. It does not intend to reverse the valuation allowance at this time. The Company provides for income taxes in accordance with SFAS No. 109 using an asset and liability based approach. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes.

Since its formation the Company has incurred net operating losses. As of December 31, 2004 and 2003 the Company had net operating loss carry forwards available to offset future taxable income for federal and state income tax purposes.

SFAS No. 109 requires the Company to recognize income tax benefits for loss carryforwards that have not previously been recorded. The tax benefits recognized must be reduced by a valuation allowance if it is more likely than not that loss carryforwards will expire before the Company is able to realize their benefit, or that future deductibility is uncertain. For financial statement purposes, the deferred tax asset for loss carryforwards has been fully offset by a valuation allowance since it is uncertain whether any future benefit will be realized.

Income tax expense is $0 for the years ended December 31, 2004 and 2003.

The Company files separate State income tax returns in each State jurisdiction.

Debt

General

3. Refer to the table presented in your response to our previous comment 7. For debt instruments that have been grouped and for which interest rates or maturity dates vary, please provide a range. For example, for the Ford $2 million Floor Plan, prime plus a range of X% to Y% would be disclosed in the table.

Response: See the adjustments made to the table below relating to interest rates:

	Lender	Maturity Date	Interest Rate	Collateral	Personal Guarantee	Balance as of December 31, 2004
(A)	Ford Motor Credit Corporation – $2.0 million Floor Plan	Annual Review – 180 days on an individual chassis basis	Interest free for the first 90 days and prime based rate on a chassis by chassis basis – between 6.5% and 7.5%	Chassis and a irrevocable letter of credit collateralized by certificate of deposit for $500,000	Yes	$1,054,909

(B)	Sovereign Bank - $4.5 million Secured Guidance Line of Credit	Line renewal in March 31, 2005, Various maturities based on the date of financing with the lessee	Interest rate charged on a monthly published rate per lease – between 6.49% and 7.25%	Lease receivables	Yes	$884,851

(C)	New World Lease Funding - $5.0 million Secured Guidance Line of Credit	December 16, 2004	Interest rate charged on a monthly stated rate – 0%	Lease receivables	Yes	$0

(D)	Laurus Master Funds, LLC - $6.0 million Convertible Debentures	September 29, 2007	Prime plus 3.50 percent	Blanket Lien on all Assets	No	$5,700,000

David R. Humphrey

Securities and Exchange Commission

January 13, 2006

4. Please explain to us or revise your table to indicate how the $900,000 of related part notes payable and $1,784,776 of the current portion of long term debt is reflected in your table as presented in your response to our previous comment 7. We may have further comment on your response.

Response: The $900,000 of related party notes payable was not included in our notes payable table. The amount owed and classified as notes payable related parties is included as a separate line item on the statement of condition and the total balance is considered to be short-term and disclosed in Note 7-Related Party Transactions. The amount of current portion of long term debt is related solely to the Laurus transaction. The amount classified as current portion includes funded and restricted balances due within one year. See Statement of Condition.

5. Refer to our previous comment 7. We note that the valuation of warrants issued in conjunction with your convertible note has changed. We also note that, per your response to our previous comment 28 in our letter dated May 18, 2005, you used the Black-Scholes Method in your original calculation to arrive at a warrant value of approximately $972,000, and that the assumptions used in the valuation of these warrants were consistently applied to options granted during the year. Please explain to us why you now feel a warrant valuation of $313,000 is appropriate. Your response should include detailed descriptions of errors made in the calculation and determination of your original assumptions, and why you feel the new assumptions accurately reflect your position at the date of grant. This analysis should be performed on an assumption-by-assumption basis. For example, your response should specifically address why a volatility of .56 is more appropriate than the original volatility of .75, and why it is more appropriate to use the bond equivalent yield of 2.5% rather than the risk free rate of 3.85%. We may have further comment on your response.

David R. Humphrey

Securities and Exchange Commission

January 13, 2006

Response: The original valuation presented for these warrants was based on contractual terms and conditions. Based on all of the research and discussions with various financial advisors we ascertained that the original assumptions were not appropriate based on the facts and circumstances present at the time of issuance. Our original and new assumptions are summarized below:

Description	Volatility		Interest Rate		Duration	Market Value
Original	.75	(1)	3.85	(2)	7 Years Contractual (3)	$1.21	(4)

New	.56	(1)	2.50	(2)	3 Years (3)	$1.06	(4)

(1)	The assumption change for volatility was based on the short history of the Company and t he fact that taking a month-end volatility was not appropriate or indicative of the volatility for the Company. We shortened the timeframe to three months and took weekly pricing into the formula. By shortening the timeframe to three months and taking weekly pricing, the volatility was more in line with the trends that the Company was experiencing and more accurately reflecting the expected future volatility of our stock.
(2)	The risk-free interest rate changed based on the change in the assumptions for the duration of the warrants from 7 years down to between two and three years in both calculations.
(3)	The Company reviewed the assumptions that were made in our internal projections for that timeframe and based on those assumptions; the warrants that were issued would have been well above the strike price in a 12 to 24 month period. Even though the contractual agreements were for 7 years, the model duration was shortened to a period less than the contractual term to reflect the estimated economic life of the warrant. The change in the duration of the warrants was appropriate based on how we believed at the time the warrants would be liquidated based on the relationship with Laurus and their investment strategy. Laurus was required to abide by the conversion guidelines set forth in the secured convertible term note. The agreement stipulates the following:

Monthly Amount Conversion Guidelines. Subject to Sections 2.1(a), 2.2 and 3.2 hereof, the Holder shall convert into shares of Common Stock all or a portion of the Monthly Amount due on each Repayment according to the following guidelines (collectively, the “Conversion Criteria”): (i) the average closing price of the Common Stock as reported by Bloomberg, L.P. on the Principal Market for the five (5) consecutive trading days immediately preceding such Notice Date shall be greater than or equal to 110% of the Fixed Conversion Price and (ii) the amount to be paid in shares of Common Stock does not exceed twenty five percent (25%) of the aggregate dollar trading volume of the Common Stock for the ten (10) day trading period immediately preceding the applicable Repayment Date. If the Conversion Criteria are not met, the Holder shall convert only such part of the Monthly Amount that meets the Conversion Criteria.

In addition, we prepared projections subsequent to closing the transaction and we anticipated an increase in our stock prices up to $2.05 by December 2005, and an average stock price in 2006 of $2.50. All the debt was converted by Laurus by early 2006. Our projected earnings per share calculation did include the warrants as converted in 2006.

(4)	The market value that was utilized in the original assumptions, which were the contractual values prior to consummation of the transaction. The market value utilized for the new assumptions were the 5 trading days prior to the closing and 5 days subsequent to the closing of the transaction, discounted by 5% for the holding period that reflected the period from which we closed to the period to which we would have the securities registered.

David R. Humphrey

Securities and Exchange Commission

January 13, 2006

6. Refer to our previous comment 8. From the table presented and per the agreement filed in your October 6, 2005 Form 8-K, it is unclear how the $300,000 was converted into 600,000 shares of common stock at $0.50 is not one of the conversion rates listed. Further, if allowable, it is unclear why you have not considered the $300,000 convertible at $0.50 in your analysis of the beneficial conversion. Supplementally explain how the conversion rate was determined, how it was allowable under the existing agreement, and how such conversion was addressed in your beneficial conversion analysis. We may have further comment on your response.

Response: Under the Convertible Note and ancillary documents, the funds released from the restricted account must be fully collateralized by the Company’s assets. At the time that the Company requested the release of the funds from the restricted account, Laurus concluded that the funds were not fully collateralized by the Company’s assets. In order to induce Laurus to release the funds, the Company and Laurus agreed to amend the conversion price to $0.50 per share and entered into the letter agreement, dated September 29, 2005, a copy of which was filed with the Registration Statement on Form SB-2 filed with the Commission on January 19, 2005.

The $300,000 draw and conversion on November 3, 2004 was included as part of our beneficial conversion, however the amount that was recorded was not reflected in our statement of condition. The conversion of $300,000 resulted in a loss on beneficial conversion of $282,000. This amount is included in our analysis of materiality attached to this letter as Schedule B.

7. Please explain to us why the conversion prices listed in the table do not correspond with those listed in the original agreement. To the extent that the changes were caused by the caveats contained in the original agreement, please provide these calculations.

Response: Please see response to Comment 6 above.

8. Please revise your footnote disclosure to describe your accounting for the convertible debt with detached warrants issued to Laurus. Your disclosure should include the following information (we have included approximate amounts for your convenience, please adjust as appropriate):

•	because the warrants are freestanding instruments that meet the definition of a derivative under SFAS 133, you accounted for them as such;

•	you measured and recognized the warrants as a liability at their fair value, as determined using the Black-Scholes option pricing model, prior to the registration of shares underlying the warrants;

•	you allocated the $1.6 million of proceeds received from the first borrowing as: a $972,000 liability for the warrants (at fair value), $628,000 of additional paid-in capital for the benefit on conversion, and a $0 liability for the convertible debt (net of debt discount);

•	the $628,000 of additional paid-in capital reflects the value of Laurus’ option to convert the initial $1.6 million of debt at prices beneficial to Laurus as compared to the market price of our common stock (the beneficial conversion option);

David R. Humphrey

Securities and Exchange Commission

January 13, 2006

•	the beneficial conversion option on the initial $1.6 million of debt was determined by comparing the $628,000 of proceeds not allocated to the detached warrants to the 1,649,485 shares into which the $1.6 million of debt was convertible;

•	effectively, the initial debt was convertible to common stock at $0.38 per share, which was less than $1.06 market price of our stock on the date off issuance, resulting in $1,120,454 value for the beneficial conversion option. Because the value of the beneficial conversion option cannot be greater than the proceeds not allocated to the detached warrants, the benefit on conversion here is capped at $628,000;

•	the liability recognized for the convertible debt subsequent to considering the fair value of the warrants ($628,000) was reduced by a debt discount to reflect the value of the beneficial conversion option ($628,000), resulting in convertible debt of $0;

•	the proceeds of subsequent borrowings under the agreement were allocated between additional paid-in capital (for beneficial conversion options present on the date of borrowing, if any) and a liability for the debt (discounted to the extent value was assigned to a beneficial conversion option);

•	you accrete the recorded debt balances up to their face amounts over the term of the borrowings using the effective interest method, which results in additional interest expense and effective interest rates on the borrowings greater than the stated interest rates;

•	Your effective interest rates on the various tranches of borrowings are…;

•	you will continue to measure the fair value of the warrants under SFAS 133 and recognize changes in income each reporting period; and

•	if debt is converted prior to the end of the borrowing term; you will recognize additional interest expense for the unamortized discount on such debt.

Please include a table containing rows for each borrowing made under the agreement and columns disclosing the effective interest rate on each borrowing and allocating the proceeds for each borrowing to amounts recognized as derivatives, debt, and additional paid-in capital.

Response: See attached disclosure and calculation for the beneficial conversion feature, allocation to derivatives, debt and additional paid in capital listed on Schedule C.

Elm Street Warrants

9. Refer to our previous comment 10. We note that the valuation of warrants issued in conjunction with the conversion of the Elm Street note has changed. Please explain to us why you have changed your assumptions and why you feel your assumptions are now correct. Your response should include detailed descriptions of errors made in calculation and determination of your original assumptions, and why you feel the new assumptions accurately reflect your position at the date of grant. This analysis should be made on an assumption-by-assumption basis and specifically address the reasons these assumptions materially differ from the assumptions used in valuing options granted during 2004. For example, you should completely and clearly explain why volatilities of .56-.68 were used as opposed to .75, and why you have used the bond equivalent yield as opposed to the risk free rate. We may have further comment on your response.

David R. Humphrey

Securities and Exchange Commission

January 13, 2006

Response: The original valuation present for these warrants was based on discussion with financial advisors that stipulated that these warrants were of nominal value. Based on further research and discussions with various financial advisors we ascertained that the original assumptions were not appropriate based on the facts and circumstances present at the time of issuance. Our original and new assumptions are summarized below:

Description	Volatility		Interest Rate		Duration		Market Value
Original (A)	—		—		—		—

New	.56 - .68	(1)	2.00	(2)	1 Years	(3)	$1.00 - $1.30	(4)

(A)	Nominal value assigned to these warrants.
(1)	The assumption change for volatility was based on the short history of the Company and t he fact that taking a month-end volatility was not appropriate or indicative of the volatility for the Company. We shortened the timeframe to three months and took weekly pricing into the formula. By shortening the timeframe to three months and taking weekly pricing, the volatility was more in line with the trends that the Company was experiencing and more accurately reflecting the expected future volatility of our stock.
(2)	The risk-free interest rate used in the assumption for the duration of the warrants was one year in the calculation.
(3)	The Company reviewed the assumptions that were made in our internal projections for that timeframe and based on those assumptions; the warrants that were issued would have been well above the strike price in a 12-month period. There were no terms related to this debt. It was a liability that was converted to convertible debt. Even though the contractual agreements on the warrants were for 5 to 7 years, the model duration was shortened to a period less than the contractual term to reflect the estimated economic life of the warrant. The duration of the warrants was appropriate based on how we believed at the time the warrants would be liquidated based on the relationship with ELM Street Partners and their investment strategy. ELM Street was funding the company for operational purposes and the exercise of the warrants would be in-line with their strategy. In addition, the stock price assumptions assumed increases that were in-line with the strike prices.
(4)	The market value utilized for the new assumptions were the 5 trading days prior to the closing and 5 days subsequent to the closing of the transaction, discounted by 15% for the holding period that reflected the period from which we closed to the period to which we would have been eligible for sale.

* * * *

David R. Humphrey

Securities and Exchange Commission

January 13, 2006

If you have any questions or further comments, please do not hesitate to contact the undersigned or Mark Y. Abdou at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

COACH INDUSTRIES GROUP, INC.

By:	/s/ SUSAN WEISMAN
Susan Weisman,
Chief Financial Officer

cc:	Amy Geddes, Esq.

Mr. Francis J. O’Donnell, Chief Executive Officer

Mark Y. Abdou, Esq.

Schedule A

(Response No. 1)

Term Sheet

COACH INDUSTRIES GROUP, INC.

SUMMARY OF TERMS

COMMON STOCK PURCHASE

The terms and conditions set forth herein are subject to change and this term sheet does not constitute an offer. The issuance and sale of such securities is subject to completion of due diligence to the Investor’s satisfaction, the preparation of definitive documentation to effect the Transaction that is mutually satisfactory to each party and, in the case of the Investor, that the Investor shall have determined that subsequent to the date hereof and prior to the closing of the Transaction, there shall have been no material adverse developments relating to the business, assets, operations, properties, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole.

Issuer:	Coach Industries Group, Inc. (the “Company”)

Purchaser:	Mercer WealthSolutions (the “Investor”).

Closing Date:	October 29, 2004

Security:	Minimum of $2,000,000 and up to $3,000,000 in shares of common stock.

Price Per Share:	Seventy-Five percent (75%) of the closing bid price of the common stock of the Issuer for the ten (10) trading days preceding the closing date.

Warrants:	A warrants to purchase 50% of the number of shares of common stock purchased with an exercise price of One hundred and Twenty five (125%) of the closing price of the common stock of the issuer. The warrants shall have a five-year term. The warrants will have a cashless exercise provision in the event the underlying securities are not registered within one year from the closing date.

Pricing Adjustments:	If within six months from the closing date, the Company sells common stock (or equities convertible into, or exercisable for common stock) in a transaction primarily (excluding stock issued in connection with strategic alliances, mergers, stock option plans, purchases of automobiles/inventory or to consultants, employees, officers or directors) to raise cash for less than the closing price per share, the Investor will be extended weighted average anti-dilution protection on the common stock and the exercise price of the respective warrants will be reduced by the same percentage as the price of the common stock.

Forced Exercise of Warrants:	If the shares underlying the warrants are registered, the Company may force the exercise of warrants if the Company’s stock price trades at or above 200% of the exercise price of each warrant for a period of twenty consecutive days with average daily volume for 20 consecutive days of 70,000 shares per day.

Registration Rights:	The Company shall file to register the underlying common shares within 60 days of the closing date and make its best efforts to have the Registration declared effective at the earliest date. If the registration statement is not filed as indicated above or declared effective within 90 days following the date by which the Company is required to file the registration statement in accordance with the preceding sentence (or 120 days in the event of a regulatory review), then the Company will have to pay to the Investor liquidated damages totaling 1% per month of the investment.

Finder’s Fees:	The Company and the investor shall each indemnify against any broker’s or finder’s fees for which either is responsible.

Right of Participation:	For a period of one year, the Investor shall have a right to participate in any new fund raising undertaken by the Company, except for registered public issues, in a percentage equal to the ratio of the amount invested to the amount raised in the new financing.

Additional Covenants:	The definitive agreements will contain provisions prohibiting the Company from issuing variable priced equity or variable priced equity linked securities, unless the variable priced securities contain a definitive or hard floor.

Counsel:	Joseph I. Emas

The terms and conditions set forth herein are indicative and subject to change based on market conditions. Neither this Term Sheet nor any discussion or negotiation of the proposed transaction constitutes an agreement or obligation on the part of any person to purchase securities of the Company or enter into any agreement to purchase securities of the Company. Any such agreement or obligation shall arise solely upon execution and delivery to the Company by a Purchaser of definitive documents acceptable to such Purchaser.

Schedule B

(Response No. 6)

December 31, 2004

Date	Face Value	Warrants Liability	Debt	APIC	Amortization War	Amortization Beneficial Conversion Feature	Charge for Conversion
9/29/2004	1,600,000	313,000	821,798	465,202	26,083	38,767
11/3/2004	300,000	—	249,827	50,173	—	—
10/22/2004	100,000	—	86,570	13,430	—	767
10/22/2004	300,000	—	300,000		—
11/3/2004	(300,000)		(300,000)		—	50,173	282,000
10/22/2004	78,588	—	78,588		—
11/10/2004	105,517	—	105,517		—
11/16/2004	683,910	—	683,910		—

Total Conversion 12/31/04	2,868,015	313,000	2,026,209	528,806	26,083	89,708	282,000

1/13/2005	1,500,000	—	1,500,000		—
1/14/2005	240,000	—	235,119	4,881	—	—
2/17/2005	1,091,985	—	1,091,985		—
4/22/2005	(200,000)		(200,000)		—
Total Conversions 2005	2,631,985	—	2,627,104	4,881	—	—	—

Total Debt Funded from Restricted	5,500,000	313,000	4,653,313	533,687	26,083	89,708	282,000

							397,791
					Warrant Liability 9/29/04		(313,000)
					Warrant Liability 12/31/04		168,080

					Adjustment at 12/31/04		(144,920)

					Recorded Warrants Amort		35,625
					Recorded BCF Amort		14,286
					Recorded Conversion		—
					Recorded 12/31/04		49,911

					Total Impact to 12/31/04		202,961

					ELM Street		169,500

							372,461

Schedule B (cont.)

COACH INDUSTRIES GROUP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,

	2004 - Originally Presented	Initial Adjustments	Market Valuation	Reclasses 12/31/04	Amortization	2004 - As Proposed
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,545,995	$—				$3,545,995
Restricted cash	500,000	—				500,000
Accounts receivable, net	1,094,196	—				1,094,196
Unbilled revenues	298,290	—				298,290
Supply inventory	1,836,535	—				1,836,535
Due from related party	188,862	—				188,862
Prepaid expenses and other current assets	247,922	—				247,922

Total current assets	7,711,800	—	—	—	—	7,711,800

PROPERTY AND EQUIPMENT, net	1,968,927	—				1,968,927
LEASE RECEIVABLES, NET	2,202,788	—				2,202,788
DEFERRED LOAN COSTS, net	270,728	—				270,728
INTANGIBLE- CUSTOMER LIST, net	1,160,000	—				1,160,000
GOODWILL	6,207,581	—				6,207,581

	$19,521,824	$—	—	—	—	$19,521,824

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$2,294,354	$—				$2,294,354
Accrued interest payable	90,682	—				90,682
Related party payable	95,450	—				95,450
Accrued contract settlement	294,561	—				294,561
Current portion of long-term debt – funded	1,784,776	—		(801,827)		982,949
Current portion of long-term debt – restricted	—	—		653,451		653,451
Warrant liability	—	313,000	(144,920)			168,080
Deferred rent	—	—				—
Warranty reserve	148,755	—				148,755
Customer deposits	233,345					233,345
Accrued wages	427,205					427,205
Note payable – related parties	900,000					900,000
Lines of credit	1,054,909					1,054,909

Total current liabilities	7,322,038	313,000	(144,920)	(148,376)	—	7,341,731

OTHER LIABILITIES:
Convertible notes payable- long term - funded	2,592,833	530,495		(2,030,158)	65,880	1,159,050
Convertible notes payable – long term – restricted	—	—		2,178,534		2,178,534

Lease financing obligation	884,851	—				884,851
COMMITMENTS AND CONTINGENCIES						—
SHAREHOLDERS’ EQUITY:						—
Common stock $0.001 par value; 50,000,000 shares authorized; 18,982,785 and 9,785,531 shares issued and outstanding, respectively	18,982	—				18,982
Additional paid-in capital	17,159,784	—				17,159,784
Restricted stock – unearned compensation	(550,842)	(391,995)				(942,837)

Accumulated deficit	(7,905,822)	(451,500)	144,920		(65,880)	(8,278,282)

Treasury stock, 1,176,471 shares at cost	—					—

Total shareholders’ equity	8,722,102	(843,495)	144,920	—	(65,880)	7,957,657

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,521,824	—	—	—	—	19,521,824

COACH INDUSTRIES GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

	For the Year Ended 12/31/04	Initial Adjustments	Market Valuation	Reclassification	Amortization	As Proposed 12/31/04
REVENUES	$83,595,584	$—	$—	$—	$—	$83,595,584
COST OF GOODS SOLD	80,016,021	—	—	—	—	80,016,021

GROSS PROFIT (LOSS)	3,579,563	—	—	—	—	3,579,563

OPERATING EXPENSES:
General and
Administrative	4,990,340	—	—	—	—	4,990,340
Provision for lease losses and uncollectible accounts receivables	55,263	—	—	—	—	55,263
Interest expense	354,774	451,500	(144,920)	—	65,880	727,234
Interest income	(14,496)	—	—	—	—	(14,496)
Research and development	829,840	—	—	—	—	829,840
Sales and marketing	549,317	—	—	—	—	549,317
Rent	232,954	—	—	—	—	232,954
Amortization of intangible assets	106,667	—	—	—	—	106,667
Other	—	—	—	—	—	—
Loss on relocation of CTMC	1,328,436	—	—	—	—	1,328,436
Amortization of deferred						—
Compensation	1,309,000	—	—	—	—	1,309,000

Total operating expenses	9,742,095	451,500	(144,920)	—	65,880	10,114,555

Loss before income taxes	(6,162,532)	(451,500)	144,920	—	(65,880)	(6,534,992)

Income taxes	—

NET LOSS	$(6,162,532)	$(451,500)	$144,920	$—	$(65,880)	$(6,534,992)

Basic and diluted net income (loss) per share :
Net loss per share	$(0.39)	$(0.03)	$0.01	$—	$(0.00)	$(0.41)

Basic and diluted weighted average common shares outstanding	15,877,662	15,877,662	15,877,662	15,877,662	15,877,662	15,877,662

Based on our assessment of materiality as it concerns the significance to users of financial statements, in considering surrounding circumstances, the inclusion of the valuation and accounting policy differences would not have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available in Form 10-KSB. The reasons identified for this conclusion regarding both the quantitative and qualitative aspects of our materiality analysis are as follows for the initial adjustments; Market valuation; reclassifications and amortization:

Initial Adjustments

•	The effect of the proposed reclassifications of equity to debt (in the net amount of $972,300 relating to the Laurus warrants, offset by the reclassification of $313,000 for the warrant liability. The net impact of $128,000 for the beneficial conversion feature discount, does not concern any portion of our business that has been identified as playing a significant role in our operations or profitability. Furthermore, management does not expect a significant market reaction to this reclassification because a significant portion of this amount was reclassified in the 10-QSB as of June 30, 2005.

•	The net impact of the proposed adjustments and reclassifications on working capital ratios were $313,000, which in the light of surrounding circumstances, unlikely to change or influence the judgment of a reasonable person or investor relying upon these financial statements.

•	None of the proposed adjustments and reclassification would have any adverse effect on our loan covenants.

•	The increased loss was offset by an equity component of $452,000 for the Laurus conversion and the ELM Street conversion.

Market Valuation.

•	The net impact of the proposed adjustments for the market valuation on working capital ratios were a reduction of $145,000, which in the light of surrounding circumstances, unlikely to change or influence the judgment of a reasonable person or investor relying upon these financial statements.

•	None of the proposed adjustments and reclassification would have any adverse effect on our loan covenants.

•	The loss was reduced by $145,000, which quantitatively is below our materiality scope.

Reclassification

•	The effect of the proposed reclassifications of short-term debt to long-term debt and the working capital ratio was improved by $148,000. Furthermore, management does not expect a significant market reaction to this reclassification.

•	None of the proposed adjustments and reclassification would have any adverse effect on our loan covenants.

Amortization

•	The net impact of the proposed adjustments for the increased amortization for the beneficial conversion feature was $69,000 and had no impact on the working capital ratios. The entries, in the light of surrounding circumstances, unlikely to change or influence the judgment of a reasonable person or investor relying upon these financial statements.

•	None of the proposed adjustments would have any adverse effect on our loan covenants.

•	The loss was increased by $69,000, which quantitatively is below our materiality scope.

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, the proposed adjustments and reclassifications do not have a material effect on the financial statements.

Schedule C

(Response No. 8)

Beneficial Conversion Feature Analysis

Allocated Debt Amount	Shares at Conversion Price	Effective Conversion Price	Intrinsic Value Based on Effective Rate	BCF
1,287,000	1,649,485	0.7802438	0.2820290	465,202
300,000	309,278	0.9700000	0.1622273	50,173
100,000	103,093	0.9700000	0.1302727	13,430
300,000	247,934	1.2100000	(0.1097273)	NA
78,588	64,949	1.2100000	(0.1097273)	NA
105,517	87,204	1.2100000	(0.1226818)	NA
683,910	565,215	1.2100000	(0.1028182)	NA

				528,806

1,500,000	1,376,147	1.0900000	(0.0881818)	NA
240,000	247,423	0.9700000	0.0197273	4,881
1,091,985	949,552	1.1500000	(0.1766818)	NA

				4,881

				533,687

(300,000.00)	600,000.00	0.97	(0.47)
(200,000.00)	400,000.00	0.97	(0.47)

Schedule C (cont.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beneficial Conversion Feature in Debentures

In accordance with EITF Issue 98-5, as amended by EITF 00-27, we must evaluate the potential effect of any beneficial conversion terms related to convertible instruments such as convertible debt or convertible preferred stock. The Company has issued several debentures and a beneficial conversion may exist if the holder, upon conversion, may receive instruments that exceed the value of the convertible instrument. Valuation of the benefit is determined based upon various factors including the valuation of equity instruments, such as warrants, that may have been issued with the convertible instruments, conversion terms, value of the instruments to which the convertible instrument is convertible, etc. Accordingly, the ultimate value of the beneficial feature is considered an estimate due to the partially subjective nature of valuation techniques.

NOTE 15 - Convertible Debentures

The Laurus Master Fund, LLC Obligation outstanding as of December 31, 2004 was as follows:

Conversion Rate	Amount Outstanding	Number of Shares Issuable Upon Conversion
$0.97	$2,000,000	2,061.856
$1.21	868,015	717,368

Total Unrestricted Balance as of December 31, 2004 of Convertible Debentures:	2,868,015	2,779,224

Restricted Balance as of December 31, 2004:
$0.97	240,000	247,243
$1.09	1,500,000	1,376,147
$1.33	1,091,985	821,041

Total Restricted Cash	2,831,985	2,444,431

Total Convertible Notes	$5,700,000	5,223,655

The repayment of the Laurus Transaction over the next five years ended December 31, are as follows:

For the year ended December 31,	Funded Balance	Restricted Cash Released in 2005	Total Convertible Notes
2005	$982,949	$653,451	$1,636,400
2006	1,042,915	1,029,813	2,072,728
2007	842,151	1,148,721	1,990,872

Total	$2,868,015	$2,831,985	$5,700,000

The Company issued to Laurus warrants to purchase shares of common stock in connection with the above Convertible Notes. The Company issued the following warrants with the value of the warrants:

Number of Warrants	Exercise Price	Value of Warrants
495,867	$1.51	$103,400
495,867	$1.82	104,400
495,867	$2.12	105,200

1,487,601		$313,000

The Laurus transaction provided for 1.5 million warrants valued as freestanding instruments that meet the definition of a derivative under SFAS 133. We measured and recognized the warrants as a liability at their fair value, as determined using the Black-Scholes option pricing model, prior to the registration of shares underlying the warrants. We subsequently valued the warrants at December 31, 2004 for an adjustment to the market value to $168,000, and a gain of $145,000. The warrants will be valued quarterly, and upon registration of the underlying common stock through an effective Registration Statement. We allocated the $1.6 million of proceeds received from the first borrowing as: a $313,000 liability for the warrants (at fair value), $465,000 of additional paid-in capital for the benefit on conversion, and $822,000 liability for the convertible debt (net of debt discount). The $465,000 of additional paid-in capital reflects the value of Laurus’ option to convert the initial $1.6 million of debt at prices beneficial to Laurus as compared to the market price of our common stock (the beneficial conversion option). The beneficial conversion option on the initial $1.6 million of debt was determined by comparing the $1.3 million of proceeds not allocated to the detached warrants to the 1,649,485 shares into which the $1.6 million of debt was convertible. Effectively, the initial debt was convertible to common stock at $0.78 per share, which was less than $1.06 market price of our stock on the date off issuance, resulting in $465,000 value for the beneficial conversion option. The proceeds of subsequent borrowings under the agreement were allocated between additional paid-in capital (for beneficial conversion options present on the date of borrowing, if any) and a liability for the debt (discounted to the extent value was assigned to a beneficial conversion option). We accreted the recorded debt balances up to its face amounts over the term of the borrowings using the effective interest method, which results in additional interest expense and effective interest rates on the borrowings greater than the stated interest rates and at the time of conversion additional interest expense is recorded for the unamortized discount on such debt.

Our effective interest rates, debt, conversion prices and beneficial conversion on the various tranches of borrowings for the Laurus transaction are at December 31, 2004:

Date of Draw	Debt	Warrants	Additional Paid in Capital	Total Draw	Effective Interest Rate
9/29/04	$821,798	$313,000	$465,202	$1,600,000	49%
10/22/04	465,158	—	13,430	478,588	11%
11/3/04	249,827	—	50,173	300,000	NA
11/10/04	105,517	—	—	105,517	10%
11/16/04	683,910	—	—	683,910	10%

	2,326,209	313,000	528,806	3,168,015

Conversion	(249,827)	—	(50,173)	(300,000)
Accretion	65,618	(26,083)	(39,535)	—

Total	$2,142,000	$286,917	$439,098	$2,868,015	114%

Allocated to Restricted	$2,831,985	0	0	2,831,985	9%

Total	$4,973,985	$286,917	$439,098	$5,700,000

The Company holds the balance at December 31, 2004 under the Note of $2,831,985 in a restricted account controlled by Laurus. The amounts included in the restricted account are considered as a cash and cash equivalent, as the Company has drawn those funds from the restricted account in the first quarter of 2005.

Interest Rate Adjustment

The interest rate may be adjusted on the last business day of each month if: (i) the -shares underlying the conversion of the Note and the warrant are registered for resale under the Securities Exchange Act of 1933, as amended (the “Securities Act”), (ii) our common stock is listed on the NasdaqSC Market, NasdaqNM System, or the American Stock Exchange and (iii) the average market price of our common stock for the five (5) consecutive trading days immediately preceding an adjustment date exceeds the then applicable conversion price by at least twenty five percent (25%), the interest rate for each day of the succeeding calendar month shall automatically be reduced by 2.0% for each incremental increase in the market price of the Common Stock by 25% above the applicable conversion price. The interest rate may be adjusted on the last business day of adjustment date exceeds the then applicable conversion price by at least twenty five percent (25%), the interest rate for each day of the succeeding calendar month shall automatically be reduced by 1.0% for each incremental increase in the market price of the Common Stock by 25% above the applicable conversion price. Notwithstanding the foregoing (and anything to the contrary contained in herein), in no event shall the Interest Rate be less than zero percent (0%).

Interest and Principal Payments

The Company is required to make monthly interest payments to Laurus on the Unrestricted Funds, commencing November 1, 2004, and on the first day of each consecutive calendar month thereafter and on the Maturity Date. Accrued interest on the Restricted Funds is payable only on the Maturity Date or, in the event of the redemption or conversion, on such date. The Company shall commence making payments toward the principal amount of Unrestricted Funds on January 1, 2004. If and when Laurus transfers funds from the Restricted Account to the Company (Unrestricted Funds), the Company will commence making principal payments on such Unrestricted Funds 90 days following any such transfer.

Upon the Company registering the shares underlying the conversion of the Note and the warrant for resale under the Securities Act and subject to the 4.99% limitation and other limitations, Laurus shall convert the principal and interest payments for the Unrestricted Funds into common stock according to the following guidelines: (i) the average closing price of the common stock for the five (5) consecutive trading days immediately preceding such proposed conversion date is greater than or equal to 110% of the applicable conversion price and (ii) the amount to be paid in shares of Common Stock does not exceed twenty five percent (25%) of the aggregate dollar trading volume of the Common Stock for the immediately preceding ten (10) day trading period. If the conversion criteria are not met, Laurus will convert only such amounts as meets the conversion criteria and the remaining amounts will be paid by the Company in cash at the rate of 102% of the amount due.

Release of Restricted Funds

Upon the Company registering the shares underlying the conversion of the Note and the warrant for resale under the Securities Act, Laurus may release at its discretion, the Restricted Funds to the Company upon satisfaction of the following conditions: (i) as principal under the Convertible Note is converted into common stock, or (ii) upon Laurus securing a first priority lien on tangible, unencumbered assets to secure such Unrestricted Funds.

Redemption of Principal Amount

The Company may prepay the outstanding balance under the Convertible note by paying Laurus 125% of the Unrestricted Funds, together with accrued interest, and 105% of Restricted Funds, together with accrued interest.

Limitations on Conversion

Laurus may not convert debt under the Convertible Note if the amount that would be convertible into that number of shares of common stock would exceed the difference between 4.99% of our outstanding common stock and the number of shares of common stock beneficially owned by Laurus or issuable upon exercise in full of its Warrants. However, Laurus may void the 4.99% limitation upon 75 days prior notice to the Company or without any notice requirement upon an event of default under the terms of the Convertible Note. In addition, this 4.99% limitation does not prevent Laurus from converting debt into shares of our common stock and then reselling those shares at times when neither Laurus nor its affiliates beneficially own shares in excess of the 4.99% limitation. Therefore, by periodically selling our common shares into the market, avoiding the limitations imposed by the 4.99% limitation.

Events of Default

Upon the occurrence and continuance of an event of default under the Convertible Note, Laurus may demand immediate payment of 125% of the outstanding principal amount under the Convertible Note, plus accrued interest. In addition, the interest rate on the Convertible Note will increase to two percent (2%) per month, and all outstanding obligations under the Note, including unpaid interest at the higher interest will accrue from the date of default until the date the default is cured or waived. The following events will constitute an event of default under the Convertible Note:

•	failure to pay interest and principal payments when due;

•	a breach by us of any material covenant, representation, term or condition of the note or in any related agreement;

•	an assignment for the benefit of our creditors is made by us, or a receiver or trustee is appointed for us;

•	any money judgment or similar final process filed against us for more than $50,000, which remains unvacated, unbonded or unstayed for a period of 30 days;

•	any form of bankruptcy or insolvency proceeding is instituted by or against us, which is not vacated within 45 days;

•	our common stock is suspended for five consecutive days or five days during any ten consecutive days from our principal trading market;

•	our failure to timely deliver shares of our common stock when due upon conversion of the note;

•	the occurrence and continuance of an event of default under any related agreement or the default under any other agreement of indebtedness; and

•	any change in the controlling ownership of us.

Costs in connection with Debt Financing

The Company paid Laurus Capital Management, LLC., the manager of Laurus, a closing payment of $240,000. In addition, the Company paid Laurus $39,500, as reimbursement for its expenses incurred in connection with the preparation and negotiation of the Purchase Agreement, Convertible Note and other agreements executed in connection therewith and expenses incurred in connection with their due diligence review of the Company and our subsidiaries.

Warrants

In connection with the Purchase Agreement, we issued to Laurus warrants, exercisable for a period of seven years, to purchase up to (i) 495,867 shares of common stock at $1.51 per share, (ii) 495,867 shares of common stock at $1.82 per share, and (iii) 495,867 shares of common stock at $2.12 per share.

Restrictions on Future Financings

The Company has agreed not to issue any securities with a continuously variable or floating conversion feature, which are or could be (by conversion or registration) free-trading securities prior to the full repayment or conversion of the Convertible Note.

No Short-Selling by Laurus

Laurus has represented to the Company that neither it nor its affiliates or investment partners will engage in “short sales” of our common Stock during the term of the Convertible Note.

Right of First Opportunity

The Company granted Laurus a right of first opportunity to provide any additional financing to the Company or its subsidiaries on terms and conditions no less favorable than offered to a third party, other than with respect to certain indebtedness or equity financing (as specified in the Purchase Agreement, such as, (i) trade debt and debt incurred to finance the purchase of equipment (not in excess of five percent (5%) of the fair market value of the our assets) whether secured or unsecured other than unsecured indebtedness not to exceed an aggregate principal amount outstanding of $200,000, indebtedness existing prior to the entering into the Purchase Agreement, and debt incurred in connection with the purchase of assets or equipment in the ordinary course of business, or any refinancings or replacements thereof on terms no less favorable to the Purchaser than the indebtedness being refinanced or replaced or (ii) equity issued as consideration for the purchase of assets or property, a business or another entity or other than issuances or sales to employees, officers, directors or consultants.

Registration Rights Granted to Laurus

The Company agreed to file a registration statement to register the resale of the shares issued to Laurus upon conversion of the debt under the Convertible Note and shares issuable upon exercise of the warrants issued pursuant to the Purchase Agreement.